INTELLIPHARMACEUTICS INTERNATIONAL INC.

Notice to Warrant Holders

Dear Warrant Holders:

Reference is made to that certain Common Stock Purchase Warrant issued to you (the “Holder”) on or after June 2, 2016 in connection with the execution of that certain Underwriting Agreement between Intellipharmaceutics International Inc. (the “Company”) and Dawson James Securities, Inc., dated May 27, 2016 (the “Warrant” and collectively with the other warrants issued under such Underwriting Agreement, the “Warrants”). All capitalized terms not separately defined in this Notice shall have the same meanings as defined in the Warrants.

The Company has entered into a Warrant Agent Agreement with its United States cotransfer agent and registrar, American Stock Transfer & Trust Company, LLC (“AST” or the “Warrant Agent”) for the purpose of having the Warrant Agent act on behalf of the Company in connection with the registration, transfer, exchange and exercise of the Warrants.

The Warrant Agent has agreed to from time to time register the transfer or exchange of any outstanding Warrant certificate upon records maintained by the Warrant Agent for such purpose upon surrender of such Warrant certificate to the Warrant Agent for transfer or exchange, accompanied by appropriate instruments of transfer.

A holder of Warrants may exercise them by timely delivering to the office of the Warrant Agent a duly executed Notice of Exercise form, paying to the Warrant Agent the applicable aggregate Exercise Price by wire transfer or cashier’s check drawn on a U.S. bank (unless the cashless exercise procedure specified in the Warrants is (i) specified in the applicable Notice of Exercise and (ii) then permitted by the applicable Warrant terms), and, to the extent required, surrendering to the Warrant Agent such Warrants for cancellation within the applicable time periods provided for in the Warrants. A completed Notice of Exercise form along with payment of the Exercise Price and instructions for delivery of the shares should be sent to the Warrant Agent at the address below. Checks should be made payable to American Stock Transfer & Trust Co., LLC or payment can be wired (instructions below) directly to AST.

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Attention: Reorg Dept.2

Domestic wire transfer information is:
JP MORGAN CHASE BANK
ABA # 021 000 021
ACCT # 530-354616
ACCT NAME: AMERICAN STOCK TRANSFER & TRUST CO
AS AGENT FOR INTELLIPHARMACEUTICS WARRANTS
ATTN: AMY CIOFFI – REORG DEPT.

AST’s toll free number is (800) 937-5449.

Please be advised that the offices of American Stock Transfer & Trust Company, LLC for all purposes of the Warrants, including for transfer, exchange and exercise thereof, is located at 6201 15th Avenue, Brooklyn, NY 11219; Attention: Reorg Dept.

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